Exhibit 12
AVERY DENNISON CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	2007(2)	2006	2005
Earnings:
Income from continuing operations before taxes	$375.3	$435.2	$367.5
Add: Fixed charges from continuing operations (1)	142.6	87.1	88.8
Amortization of capitalized interest	3.0	2.8	2.6
Less: Capitalized interest	(5.9)	(5.0)	(4.9)

	$515.0	$520.1	$454.0

Fixed charges from continuing operations: (1)
Interest expense	$105.2	$55.5	$57.9
Capitalized interest	5.9	5.0	4.9
Interest portion of leases	31.5	26.6	26.0

	$142.6	$87.1	$88.8

Ratio of Earnings to Fixed Charges	3.6	6.0	5.1

Certain prior year amounts have been restated to reflect the change in method of accounting for inventory from last-in, first-out (LIFO) to first-in, first-out (FIFO) for certain businesses operating in the U.S.

(1)	The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, “earnings” consist of income before taxes plus fixed charges and amortization of capitalized interest, less capitalized interest. “Fixed charges” consist of interest expense, capitalized interest and the portion of rent expense (estimated to be 35%) on operating leases deemed representative of interest.

(2)	2007 included results for Paxar Corporation from June 15, 2007 (acquisition date) to December 29, 2007, as well the incremental interest expense related to the Company’s increased borrowings to fund the acquisition.